February 23, 2006

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re: Landwin REIT, Inc.
Response filed on February 17, 2006
File No. 333-129534

Dear Mr. Landis:

We have reviewed your response letter responding to comments 1 and 2, dated February 15, 2006, and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your representation that the database owners will no longer charge the Company a fee for its use of the database. We also note that the formation fee has increased from $750,000 to $2,500,000. Please clarify whether $2,500,000 is the total amount of the formation fee to be split between Sylvia, Inc. and SmithDennison Capital, LLC, or whether each of these companies will each receive $2,5000,000, making the total fees paid for formation services $5,000,000.

Your letter identifies a number of services that Sylvia and SmithDennison Capital will perform as part of the Formation Fee Agreement. Your letter to the Division of Corporation Finance dated December 12, 2005, provides that Sylvia and SmithDennison Capital will be earning this fee for performing services related to management of the registration process and for other services performed in connection with the formation of the Company. In the draft registration statement dated January 26, 2006 you note that formation services include the hiring of lawyers and accountants, assistance in drafting the registration statement, identifying potential employees, negotiating the acquisition of the database and developing the Company's business plan. Please explain what, if any, of the services described in your letter dated February 15, 2006 or other services to be performed by Sylvia and SmithDennison capital are services that they have undertaken as a result of the increased formation fee. If they have not undertaken additional services, please explain the reason for the increase in the formation fee.

Please also indicate whether there are any arrangements, agreements or understandings, formal or informal, between or among Sylvia, SmithDennison Capital, the Company, Martin Landis, Sean Dennison, the Advisor or any members of the Advisor to compensate, directly or indirectly, now or in the future the database owners for the Company's use of the database.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Gina E. Betts, Esq. (*via facsimile*)
Locke Liddell & Sapp LLP